SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: April 22, 2004

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
SIGNATURES

This Form 6-K consists of an Investor Release, which appears immediately following this page.

UBS AG
Financial Services Group

UBS Investor Relations
Tel. +41-1-234 4100
sh-investorrelations@ubs.com

www.ubs.com

Investor release

For immediate release

UBS releases 2003 and 2002 figures reflecting new accounting standards

Zurich / Basel, 22 April 2004

UBS is today releasing restated figures for 2003 and 2002 to align comparative prior periods with changes in accounting and presentation, which became effective 1 January 2004. The overall impact of these changes is to decrease net profit by CHF 146 million and CHF 5 million for 2003 and 2002, respectively. Please note that all the numbers contained in this restatement release are unaudited.

	Year ended
CHF million	2003	2002
Net profit before restatement	6,385	3,535
Restatement impact from:
Revised IAS 32/39	-82	-24
FV of investment property	-64	19
Credit loss incurred on OTC derivatives	0	0

Total restatement impact	-146	-5

Net profit restated	6,239	3,530

The restatement consists of the following changes in accounting and presentation:

Revised IAS 32 and 39

     UBS decided to early adopt these revised standards as of 1 January 2004. Therefore, comparative prior years 2003 and 2002 need to be restated accordingly.

Revised IAS 39

     Revised IAS 39 permits any financial instrument that is not a derivative or included in the trading portfolio to be designated at inception, or at adoption of this standard, to be carried at fair value, with changes in value passing through the profit and loss account. UBS has chosen to designate the majority of its compound instruments issued to be carried at fair value in this way, which will eliminate the requirement to separate embedded derivative instruments from the host contract. This will reduce profit and loss volatility generated by the issuance of structured debt instruments, such as equity-linked GOALs or credit-linked notes. Previously such instruments had to be accounted for on an accrual basis, while the embedded derivative and related hedge instruments were carried at fair value. Now, the instrument in its entirety is carried at fair value, with changes in fair value being recorded in income.

     The adoption of this standard requires an opening adjustment to retained earnings as of 1 January 2002. In addition, a new liability line called “Financial liabilities designated at fair value” will be shown on our balance sheet, where such instruments are now recorded, transferred from the “Debt issued” line.

Revised IAS 32

     Revised IAS 32 provides that netting is permitted only if normal settlement is also intended to take place on a net basis. In general, that condition is not met and therefore certain replacement values that were previously offset will be reported separately. This has increased the total amount of assets and liabilities on our balance sheet by CHF 165 billion and CHF 167 billion at 31 December 2003 and 31 December 2002, respectively. The impact of the restatement on our prior period net profit, earnings per share and shareholders’ equity is not material.

     Please find following a summary of the restatement effects on the P&L of adopting revised IAS 32 and 39:

	2003			2002
		Corporate			Corporate
in CHF million	IB	Center	UBS	IB	Center	UBS
Equities	-22			-3
Fixed Income, Rates and Currencies	-63			-6

Income [1]	-85	2	-83	-9	-21	-30

Total operating income	-85	2	-83	-9	-21	-30

Performance before tax	-85	2	-83	-9	-21	-30
Tax			-1			-6
Net profit restated			-82			-24

NOTE: 1 In Group accounts, booked as Trading income

Investment Property

     Effective 1 January 2004, UBS changed its accounting for investment property from historical cost less accumulated depreciation to the fair value model. All changes in the fair value of investment property will now be recognized in the profit and loss account, and depreciation expense will no longer be recorded for these properties. Investment property is held exclusively to earn rental income and benefit from appreciation in value. Therefore, carrying investment property at fair value better reflects the business rationale behind acquiring and managing these assets.

     The adoption of this standard resulted in a 2003 net profit reduction, due to the reversal of the majority of gains that arose on sales of investment properties in 2003 now booked in 2002 opening retained earnings. The fair value adjustment booked to retained earnings on 1 January 2002 amounted to CHF 67 million. Our current investment property portfolio was valued at CHF 236 million as at 31 December 2003.

     Please find following a summary of the restatement effects:

	2003			2002
		Corporate			Corporate
in CHF million	IB	Center	UBS	IB	Center	UBS
Income [1]	3	-102	-99	-4	20	16

Total operating income	3	-102	-99	-4	20	16

Depreciation	-11	0	-11	-4	-3	-7
Performance before tax	14	-102	-88	0	23	23
Tax			-24			4
Net profit restated			-64			19

NOTE: 1 In Group accounts, booked as Other income, in Investment Bank under Fixed Income, Rates and Currencies

Credit risk losses incurred on OTC derivatives

     Effective 1 January 2004, the accounting for credit risk losses incurred on over-the-counter (OTC) derivatives has been changed. All such credit risk losses are now reported in net trading income and no longer through credit loss expense. This change better reflects how the business is run and simplifies the current treatment. While this change only leads to a line reclass between credit loss expense and trading income on Group level, it affects Business Group performance. Actual losses on OTC derivatives as well as the change in the valuation reserve required for OTC derivatives are now reported as incurred, without any deferral (in the past they were reported as credit loss expense, deferred over three years).

     Please find following a summary of the restatement effects:

	2003				2002
			Corporate			Corporate
in CHF million	WM&BB	IB	Center	UBS	IB	Center	UBS
Equities		3			-14
Fixed Income, Rates and Currencies		-50			-52

Income [1]	-8	-47	11	-44	-66	-25	-91
Credit loss (expense)/ recovery		84	-40	44	38	53	91

Total operating income	-8	37	-29	0	-28	28	0

Performance before tax	-8	37	-29	0	-28	28	0
Net profit restated				0			0

NOTE: 1 In Group accounts, booked as Trading income

Change in treatment of corporate client assets

     Effective 1 January 2004, UBS re-classified corporate client assets in Business Banking Switzerland (except for pension funds) to exclude them from invested assets. This change was made because UBS has a minimal advisory role for such clients and asset flows are erratic as they are often driven more by liquidity requirements than pure investment reasons. This change has reduced invested assets of Business Banking Switzerland by CHF 76 billion and CHF 78 billion as at 31 December 2003 and 31 December 2002, and increased net new money by CHF 7.5 billion for 2003, but had no impact on net new money for 2002.

Restatement impact on Group Income Statement

     The following table splits out the overall impact of these accounting changes to the affected P&L lines of the Income Statement:

UBS Income Statement (unaudited)

	Year ended
	31.12.03					31.12.02
	Previously			Investment	Restated	Previously			Investment	Restated
CHF million, except where indicated	published	IAS 32/39	OTC	Property	result	published	IAS 32/39	OTC	Property	result
Operating income
Interest income	40,159				40,159	39,963				39,963
Interest expense	(27,860)				(27,860)	(29,417)				(29,417)

Net interest income	12,299				12,299	10,546				10,546
Credit loss (expense) / recovery	(116)		44		(72)	(206)		91		(115)

Net interest income after credit loss expense	12,183		44		12,227	10,340		91		10,431

Net fee and commission income	17,345				17,345	18,221				18,221
Net trading income	3,883	(83)	(44)		3,756	5,572	(30)	(91)		5,451
Other income	561			(99)	462	(12)			16	4

Total operating income	33,972	(83)	0	(99)	33,790	34,121	(30)	0	16	34,107

Operating expenses
Personnel expenses	17,231				17,231	18,524				18,524
General and administrative expenses	6,086				6,086	7,072				7,072
Depreciation of property and equipment	1,364			(11)	1,353	1,521			(7)	1,514
Amortization of goodwill and other intangible assets	943				943	2,460				2,460

Total operating expenses	25,624			(11)	25,613	29,577			(7)	29,570

Operating profit / (loss) before tax and minority interests	8,348	(83)	0	(88)	8,177	4,544	(30)	0	23	4,537

Tax expense / (benefit)	1,618	(1)		(24)	1,593	678	(6)		4	676

Net profit / (loss) before minority interests	6,730	(82)	0	(64)	6,584	3,866	(24)	0	19	3,861

Minority interests	(345)				(345)	(331)				(331)

Net profit / (loss)	6,385	(82)	0	(64)	6,239	3,535	(24)	0	19	3,530

Cost/income ratio (%)	75.2				75.6	86.2				86.4
Basic earnings per share (CHF)	5.72				5.59	2.92				2.92
Diluted earnings per share (CHF)	5.61				5.48	2.87				2.87

Return on shareholders’ equity (%)	18.2				17.8	8.9				8.9

Appendix

     Enclosed with this release are detailed tables with revised P&L statements and Key Performance Indicators for UBS and those Business Groups and Business Units, which were impacted by these various changes.

UBS AG Financial Services Group UBS Investor Relations Tel. +41 -1-234 4100 sh-investorrelations@ubs.com www.ubs.com

UBS Financial Highlights

Income statement key figures as reported

	Quarter ended								Year ended
CHF million	31.12.03	30.9.03	30.6.03	31.3.03	31.12.02	30.9.02	30.6.02	31.3.02	31.12.03	31.12.02
Operating income	8 538	8 503	8 981	7 768	7 548	7 972	9 000	9 587	33 790	34 107
Operating expenses	6 303	6 351	6 785	6 174	7 774	6 786	7 262	7 748	25 613	29 570
Operating profit / (loss) before tax	2 235	2 152	2 196	1 594	(226)	1 186	1 738	1 839	8 177	4 537

Net Profit / (Loss)	1 808	1 685	1 537	1 209	(80)	922	1 325	1 363	6 239	3 530

KPI’s
Cost / income ratio (%)	73.4	75.1	75.6	78.8	103.3	84.8	80.4	80.2	75.6	86.4
Basic earnings per share (CHF)	1.68	1.53	1.35	1.05	(0.07)	0.77	1.08	1.10	5.59	2.92
Diluted earnings per share (CHF)	1.64	1.48	1.33	1.02	(0.07)	0.74	1.02	1.06	5.48	2.87

Return on shareholders’ equity (%) [1]									17.8	8.9

1	Net profit / average shareholders’ equity less dividends.

UBS Financial Highlights

CHF million, except where indicated
As at	31.12.03	30.9.03	30.6.03	31.3.03	31.12.02	30.9.02	30.6.02	31.3.02
Balance sheet key figures
Total assets	1 550 056				1 346 678
Shareholders’ equity	35 310				38 952

Market capitalization	95 401	84 440	88 219	67 808	79 448	73 072	91 241	103 216

BIS capital ratios
Tier 1 (%)	11.8	11.5	12.0	11.5	11.3	11.6	11.8	11.8
Total BIS (%)	13.3	13.3	14.0	13.6	13.8	14.2	14.5	14.7
Risk-weighted assets	251 901	241 533	243 032	238 746	238 790	245 564	249 110	255 157

Invested assets (CHF billion)	2 133	2 107	2 091	1 923	1 959	1 994	2 120	2 390

Headcount (full-time equivalents)
Switzerland	26 662	26 901	27 209	27 689	27 972	28 559	28 708	28 893
Europe (excluding Switzerland)	9 906	9 922	10 063	10 130	10 009	9 991	9 934	9 846
Americas	25 511	25 506	25 914	26 770	27 350	27 242	27 248	27 691
Asia/Pacific	3 850	3 824	3 787	3 806	3 730	3 760	3 794	3 791
Total	65 929	66 153	66 973	68 395	69 061	69 552 [1]	69 684 [1]	70 221 [1]

Long-term ratings
Fitch, London	AA+	AA+	AAA	AAA	AAA	AAA	AAA	AAA
Moody’s, New York	Aa2	Aa2	Aa2	Aa2	Aa2	Aa2	Aa2	Aa2
Standard & Poor’s, New York	AA+	AA+	AA+	AA+	AA+	AA+	AA+	AA+

1	Klinik Hirslanden was sold on 5 December 2002. UBS headcount does not include the Klinik Hirslanden headcount of 3,066 for 30.9.02; 3,048 for 30.6.02 and 2,687 for 31.3.02.

Wealth Management & Business Banking

Business Group Reporting

	Quarter ended								Year ended
CHF million, except where indicated	31.12.03	30.9.03	30.6.03	31.3.03	31.12.02	30.9.02	30.6.02	31.3.02	31.12.03	31.12.02
Income	3 028	3 042	3 108	2 866	2 857	3 039	3 104	3 184	12 044	12 184
Adjusted expected credit loss [1]	(5)	(26)	(43)	(57)	(64)	(74)	(81)	(93)	(131)	(312)

Total operating income	3 023	3 016	3 065	2 809	2 793	2 965	3 023	3 091	11 913	11 872

Personnel expenses	1 118	1 145	1 175	1 146	1 148	1 167	1 115	1 166	4 584	4 596
General and administrative expenses	543	529	527	517	547	598	566	540	2 116	2 251
Depreciation	101	80	109	94	118	101	113	116	384	448
Amortization of goodwill and other intangible assets	17	20	19	19	26	21	26	24	75	97

Total operating expenses	1 779	1 774	1 830	1 776	1 839	1 887	1 820	1 846	7 159	7 392

Business Group performance before tax	1 244	1 242	1 235	1 033	954	1 078	1 203	1 245	4 754	4 480

Additional information
Regulatory equity allocated (average)	8 850	8 950	8 800	8 500	8 450	8 600	8 800	8 600	8 750	8 600
Cost / income ratio (%)	59	58	59	62	64	62	59	58	59	61

1	In management accounts, adjusted expected credit loss rather than net actual credit loss is reported for the Business Groups (see Note 2 to the Financial Statements of the respective Quarter Report or Financial Report).

Business Banking Switzerland

Business Unit Reporting

	Quarter ended								Year ended
CHF million, except where indicated	31.12.03	30.9.03	30.6.03	31.3.03	31.12.02	30.9.02	30.6.02	31.3.02	31.12.03	31.12.02
Income	1 289	1 291	1 376	1 291	1 281	1 425	1 360	1 428	5 247	5 494
Adjusted expected credit loss[1]	(6)	(25)	(41)	(55)	(54)	(71)	(75)	(86)	(127)	(286)

Total operating income	1 283	1 266	1 335	1 236	1 227	1 354	1 285	1 342	5 120	5 208

Personnel expenses	639	650	679	672	683	690	652	702	2 640	2 727
General and administrative expenses	25	25	(9)	(8)	2	97	41	19	33	159
Depreciation	80	63	86	73	88	80	90	97	302	355
Amortization of goodwill and other intangible assets	0	0	0	0	0	0	0	0	0	0

Total operating expenses	744	738	756	737	773	867	783	818	2 975	3 241

Business unit performance before tax	539	528	579	499	454	487	502	524	2 145	1 967

KPI’s
Invested assets (CHF billion)	136	133	132	126	127	126	133	141	136	127
Net new money (CHF billion)	(0.2)	0.4	0.6	1.7	0.8	0.4	0.2	2.3	2.5	3.7

Cost / income ratio (%)	58	57	55	57	60	61	58	57	57	59

Non-performing loans / gross loans (%)	3.2	3.0	3.2	3.5	3.6	4.0	4.3	4.4	3.2	3.6
Impaired loans / gross loans (%)	4.6	4.7	5.0	5.7	6.0	6.5	6.9	7.4	4.6	6.0

CHF million, except where indicated	As at or for the period ended								Year ended
Additional information	31.12.03	30.9.03	30.6.03	31.3.03	31.12.02	30.9.02	30.6.02	31.3.02	31.12.03	31.12.02
Deferred releases included in credit loss expense	114	104	88	77	70	61	56	53	383	240
Client assets (CHF billion)	622	573	545	481	494	504	550	559	622	494
Regulatory equity allocated (average)	6 150	6 200	6 200	5 950	5 800	5 800	5 700	5 600	6 100	5 700
Fair value of employee stock options granted									27	38
Headcount (full-time equivalents)	17 620	17 910	18 018	18 302	18 442	18 942	19 136	19 262	17 620	18 442

1	In management accounts, adjusted expected credit loss rather than net actual credit loss is reported for the Business Groups (see Note 2 to the Financial Statements of the respective Quarter Report or Financial Report).

Investment Bank

Business Group Reporting

	Quarter ended								Year ended
CHF million, except where indicated	31.12.03	30.9.03	30.6.03	31.3.03	31.12.02	30.9.02	30.6.02	31.3.02	31.12.03	31.12.02
Investment Banking	622	349	445	287	539	379	481	516	1 703	1 915
Equities	1 405	1 267	1 380	823	1 199	1 445	1 465	1 499	4 875	5 608
Fixed Income, Rates and Currencies	1 427	1 861	2 020	2 182	1 104	1 391	1 866	2 137	7 490	6 498
Private Equity	113	(58)	(57)	(75)	(301)	(391)	(478)	(432)	(77)	(1 602)

Income	3 567	3 419	3 788	3 217	2 541	2 824	3 334	3 720	13 991	12 419
Adjusted expected credit loss [1]	(10)	(12)	(15)	(18)	(27)	(17)	(22)	(24)	(55)	(90)

Total operating income	3 557	3 407	3 773	3 199	2 514	2 807	3 312	3 696	13 936	12 329

Personnel expenses [2]	1 604	1 866	2 093	1 794	1 521	1 821	2 097	2 439	7 357	7 878
General and administrative expenses	606	508	538	478	672	534	600	572	2 130	2 378
Depreciation	86	79	71	80	98	88	97	95	316	378
Amortization of goodwill and other intangible assets	69	70	69	70	76	100	86	102	278	364

Total operating expenses	2 365	2 523	2 771	2 422	2 367	2 543	2 880	3 208	10 081	10 998

Business unit performance before tax	1 192	884	1 002	777	147	264	432	488	3 855	1 331

KPI’s
Compensation ratio (%)	45	55	55	56	60	64	63	66	53	63

Cost / income ratio (%)	66	74	73	75	93	90	86	86	72	89
Non-performing loans / gross loans outstanding (%)	0.8	1.1	1.2	1.5	1.5	2.2	2.1	2.0	0.8	1.5
Impaired loans / gross loans outstanding (%)	1.4	1.6	2.0	2.5	2.5	4.5	4.3	4.2	1.4	2.5
Average VAR (10-day 99%)	356	364	345	350	295	284	247	274	354	275

Private Equity
Value creation (CHF billion)	(0.1)	0.0	(0.1)	(0.1)	(0.3)	(0.6)	(0.1)	(0.4)	(0.3)	(1.4)
As at
Investment (CHF billion)	2.3	2.8	3.0	2.9	3.1	3.6	3.9	4.8	2.3	3.1
Portfolio fair value (CHF billion)	2.9	3.6	3.6	3.6	3.8	4.4	4.9	5.4	2.9	3.8

CHF million, except where indicated	As at or for the period ended								Year ended
Additional information	31.12.03	30.9.03	30.6.03	31.3.03	31.12.02	30.9.02	30.6.02	31.3.02	31.12.03	31.12.02
Net new money (CHF billion)	0.6	0.2	0.1	0.0	0.1	0.1	0.2	0.1	0.9	0.5
Invested assets	4	3	3	3	3	3	3	1	4	3
Client assets	143	127	129	130	133	135	148	114	143	133
Deferred releases included in credit loss expense	(10)	(6)	(4)	(9)	(6)	(5)	3	0	(29)	(8)
Regulatory equity allocated (average)	12 750	12 550	12 700	12 600	12 950	13 100	12 950	13 300	12 700	13 100
Fair value of employee stock options granted									391	582
Headcount (full-time equivalents)	15 550	15 341	15 611	15 910	16 037	16 215	16 457	16 263	15 550	16 037

1	In management accounts, adjusted expected credit loss rather than net actual credit loss is reported for the Business Groups (see Note 2 to the Financial Statements of the respective Quarter Report or Financial Report).

2	Includes retention payments in respect of the PaineWebber acquisition. 4Q02: CHF 21 million; 3Q02: CHF 10 million; 2Q02: CHF 11 million; 1Q02: CHF 12 million; full year 2002: CHF 54 million. There were no retention payments in 2003.

Corporate Center

Business Group Reporting

	Quarter ended								Year ended
CHF million, except where indicated	31.12.03	30.9.03	30.6.03	31.3.03	31.12.02	30.9.02	30.6.02	31.3.02	31.12.03	31.12.02
Income	255	245	190	210	515	468	748	672	900	2 403
Credit loss (expense) / recovery [1]	(30)	82	62	8	112	64	72	52	122	300

Total operating income	225	327	252	218	627	532	820	724	1 022	2 703

Personnel expenses	186	170	220	186	234	245	282	270	762	1 031
General and administrative expenses	172	40	176	57	220	204	225	84	445	733
Depreciation	143	112	104	114	133	119	118	140	473	510
Amortization of goodwill and other intangible assets	27	23	25	26	33	29	27	33	101	122

Total operating expenses	528	345	525	383	620	597	652	527	1 781	2 396

Business Group performance before tax	(303)	(18)	(273)	(165)	7	(65)	168	197	(759)	307

Private Banks & GAM
Performance before tax	46	63	43	56	75	46	48	211	208	380
Invested assets (CHF billion)	84	80	76	68	70	70	75	81	84	70
Net new money (CHF billion)	3.0	2.4	1.2	0.6	0.9	0.9	1.2	1.2	7.2	4.2

Headcount (full-time equivalents)	1 672	1 657	1 673	1 697	1 702	1 719	1 764	1 765	1 672	1 702

CHF million, except where indicated	As at or for the period ended								Year ended
Additional information	31.12.03	30.9.03	30.6.03	31.3.03	31.12.02	30.9.02	30.6.02	31.3.02	31.12.03	31.12.02
Regulatory equity allocated (average)	8 400	9 650	9 500	9 550	9 350	10 150	11 250	10 800	9 150	10 250
Fair value of employee stock options granted									18	37
Headcount (full-time equivalents)	2 878	2 766	2 836	2 892	2 887	2 925	2 936	2 949	2 878	2 887

1	In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than the net actual credit loss expenses are reported for all Business Groups. The difference between the adjusted expected credit loss and the net actual credit loss expenses recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements of the respective Quarter Report or Financial Report).

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; and 333-103956), and into any outstanding offering circular that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Robert Dinerstein

	Name:	Robert Dinerstein
	Title	Managing Director

By:	/s/ Per Dyrvik

	Name:	Per Dyrvik
	Title:	Managing Director

Date: April 22, 2004